Exhibit 99.1

NuCana PLC

Company number: 03308778

77-78 Cannon Street, London, England, EC4N 6AF

NOTICE OF 2018 ANNUAL GENERAL MEETING

NOTICE is hereby given that the 2018 annual general meeting of NuCana plc (the “Company”) will be held on 27 June 2018 at 11.00 am at The Patio Room, Norton House Hotel, Ingliston, Edinburgh, EH28 8LX, UK for transaction of the following business:

Ordinary Resolutions

To consider, and if thought fit, pass the following resolutions (1 to 10 inclusive), which will be proposed as ordinary resolutions:

1.	To re-elect (as a Class III director) Isaac Cheng, who is retiring in accordance with the Articles of Association of the Company, as a director of the Company.

2.	To re-elect (as a Class III director) Martin Mellish, who is retiring by rotation in accordance with the Articles of Association of the Company, as a director of the Company.

3.	To re-elect (as a Class III director) Adam George, who is retiring by rotation in accordance with the Articles of Association of the Company, as a director of the Company.

4.	To elect (as a Class II director) Cyrille Leperlier, who is standing for election for the remaining portion of his term of office, as a director of the Company.

5.	To re-appoint Ernst & Young LLP as auditors of the Company to hold office from the conclusion of this meeting until the conclusion of the next annual general meeting of the Company.

6.	To authorise the directors to determine the remuneration of the auditors of the Company.

7.	To receive the Company’s audited accounts for the financial year ended 31 December 2017, together with the strategic report, directors’ report and auditor’s report on those accounts.

8.	To receive and approve the Directors’ Remuneration Report (other than the part containing the Directors’ Remuneration Policy) for the financial year ended 31 December 2017.

9.	To receive and approve the Directors’ Remuneration Policy, such policy to take effect from the date on which this resolution is passed.

10.	That the directors be generally and unconditionally authorised pursuant to Section 551 of the Companies Act 2006 (the “Act”) to exercise all the powers of the Company to allot shares in the Company or grant rights to subscribe for or to convert any security into shares in the Company up to an aggregate nominal amount of £640,000. This authority shall, unless previously renewed, revoked or varied by the Company in general meeting, expire on the conclusion of the annual general meeting of the Company to be held in 2019, save that the Company may, at any time before such expiry, make any offer or agreement which would or might require rights to subscribe for or to convert securities into shares to be granted or equity securities to be allotted after the authority expires, and the directors may allot shares or grant such rights in pursuance of such offer or agreement as if the authority had not expired.

Special Resolution

To consider and, if thought fit, pass the following resolution 11, which will be proposed as a special resolution:

11.	That, subject to the passing of resolution 10, the directors be empowered pursuant to Section 570 of the Act to allot equity securities (as defined in Section 560 of the Act) for cash under the authority given by that resolution as if Section 561(1) of the Act did not apply to any such allotment, provided that such authority shall be limited to the allotment of equity securities up to a nominal amount of £640,000, such authority to expire on the conclusion of the annual general meeting of the Company to be held in 2019, but prior to its expiry the Company may make offers, and enter into agreements, which would, or might, require equity securities to be allotted after the authority expires and the Board may allot equity securities under any such offer or agreement as if the authority had not expired.

BY ORDER OF THE BOARD Martin Quinn Company Secretary 29 May 2018	Registered Office 77-78 Cannon Street London EC4N 6AF UK

NOTES

The following notes explain your general rights as a member and your right to attend and vote at the annual general meeting or to appoint someone else to vote on your behalf.

1.	Any member entitled to attend, speak and vote at the annual general meeting may appoint one or more proxies to attend, speak and vote on his/her behalf. A proxy need not be a member of the Company but must attend the meeting. A member may appoint more than one proxy in relation to the annual general meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that member. To appoint more than one proxy you should contact the Company’s registrar, Computershare Investor Services PLC (“Computershare”), at the address below.

2.	Only those members registered in the register of members of the Company as at close of business on 25 June 2018 or, in the event that the meeting is adjourned, in such register not later than 48 hours before the time of the adjourned meeting, shall be entitled to attend, or vote (whether in person or by proxy) at the meeting in respect of the number of shares registered in their names at the relevant time.

3.	A form of proxy has been provided for use by members. To be valid it should be completed, signed and delivered (together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority) to the Company’s registrar, Computershare, at Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6ZY, not later than 48 hours (not including non-business days) before the time appointed for holding the annual general meeting or any adjourned meeting or, in the case of a poll taken more than 48 hours after it is demanded, not less than 24 hours before the time appointed for the taking of the poll.

4.	In the case of a corporation, the form of proxy must be executed under its common seal (or such form of execution as has the same effect) or signed on its behalf by an attorney or a duly authorised officer of the corporation. A corporation which is a member can appoint one or more corporate representatives who may exercise on its behalf all its powers as a member provided that they do not do so in relation to the same shares.

5.	In the case of joint holders, the vote of the senior who tenders a vote whether in person or by proxy will be accepted to the exclusion of the votes of any other joint holders. For these purposes, seniority shall be determined by the order in which the names stand in the Company’s relevant register of members for the certificated or uncertificated shares of the Company (as the case may be) in respect of the joint holding.

6.	CREST members who wish to appoint a proxy or proxies by using the CREST electronic appointment service may do so for the meeting and any adjournments of it by utilising the procedures described in the CREST Manual. The message, (a CREST proxy instruction) must be properly authenticated in accordance with the specifications of Euroclear UK & Ireland Limited (“EUI”) and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the Company’s registrar, Computershare not later than the time stated in Note (3) above. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Applications Host) from which the Company’s registrar is able to retrieve the message by enquiry to CREST in the manner prescribed by EUI.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that EUI does not make available special procedures for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST proxy instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider, to procure that his CREST sponsor or voting service provider takes) such action as shall be necessary to ensure that a message is transmitted by any particular time. Reference should be made to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST proxy instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

7.	The completion and return of a form of proxy will not preclude a member from attending in person at the meeting and voting should he/she wish to do so, but if a member appoints a proxy and attends the meeting in person, the proxy appointment will automatically be terminated. Further, the appointment under the form of proxy may be terminated by the member prior to the commencement of the meeting (or any adjournment of the meeting). To be valid, the notice of termination of the authority of the person appointed to act as proxy must be deposited at the offices of the Company’s registrar, Computershare at, not less than 48 hours (not including non-business days) before the time fixed for the holding of the annual general meeting or any adjournment thereof (as the case may be).

8.	Under Section 527 of the Companies Act 2006 (the “Act”), members meeting the threshold requirement set out in that section have the right to require the Company to publish on a website a statement setting out any matter relating to: (a) the audit of the Company’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the annual general meeting; or (b) any circumstance connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with Section 437 of the Act. The Company may not require the members requesting any such website publication to pay its expenses in complying with Sections 527 or 528 of the Act. Where the Company is required to place a statement on a website under Section 527 of the Act, it must forward the statement to the Company’s auditors not later than the time when it makes the statement available on the website. The business which may be dealt with at the annual general meeting includes any statement that the Company has been required, under Section 527 of the Act, to publish on a website.

9.	Copies of the directors’ service contracts and letters of appointment for non-executive directors will be available for inspection at the Global Headquarters of the Company at 3 Lochside Way, Edinburgh EH12 9DT during normal business hours on any week day (public holidays excepted) from the date of this Notice of annual general meeting until the date of the annual general meeting, and at the place of the annual general meeting for one hour before the meeting and at the meeting itself.

10.	Except as set out in the notes to this Notice, any communication with the Company in relation to the annual general meeting, including in relation to proxies, should be sent to the Company’s registrar, Computershare at Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 6ZY. No other means of communication will be accepted. In particular, you may not use any electronic address provided either in this Notice or in any related documents to communication with the Company for any purpose other than those expressly stated.

EXPLANATORY NOTES TO THE RESOLUTIONS PROPOSED AT THE ANNUAL GENERAL MEETING

The resolutions to be proposed at the annual general meeting of the Company to be held on 27June 2018 at 11.00am are set out in this Notice of annual general meeting. The following notes provide an explanation to the resolutions being put to shareholders.

Ordinary Resolutions

Resolutions 1 to 10 are proposed as ordinary resolutions. These resolutions will be passed if more than 50% of the votes are cast in favour of them.

Resolutions 1 to 4 – Election and re-election of directors

Under the Company’s Articles of Association there are three classes of board members (Class I, Class II and Class III) with each class having a specified term of office. The Company’s Articles of Association require the Class III directors to retire from office this year, and for any directors other than Class III directors, who were appointed by the directors since the Company’s new Articles of Association were adopted, to stand for election for the remaining portion of their term of office. Each of Isaac Cheng, Martin Mellish and Adam George currently serves as a Class III director, is retiring and (being eligible) is standing for re-election as a Class III director at the annual general meeting. Cyrille Leperlier currently serves as a Class II director, and (being eligible) is standing for election as a Class II director at the annual general meeting. Biographical information for each director standing for re-election and election is included on page 5 of this Notice.

Resolution 5 – Re-appointment of auditors

The Act requires that auditors be appointed at each general meeting at which accounts are laid to hold office until the next meeting. The appointment of Ernst & Young LLP as auditors of the Company terminates at the conclusion of the annual general meeting. They have indicated their willingness to stand for reappointment as auditors of the Company until the conclusion of the annual general meeting in 2019.

The Audit Committee has assessed the effectiveness, independence and objectivity of the auditor, Ernst & Young LLP, and concluded that the auditor was in all respects effective.

Resolution 6 – Authorising and fixing the remuneration of the auditors

This resolution gives authority to the directors to determine the auditors’ remuneration.

It is normal practice for shareholders to resolve at the annual general meeting that the directors shall decide on the level of remuneration of the auditors for the audit work to be carried out by them in the next financial year. The amount of the remuneration paid to the auditors for the next financial year will be disclosed in the next audited accounts of the Company.

Resolution 7 – Laying of accounts

The directors are required to present to shareholders at the annual general meeting, the annual accounts of the Company for the year ended 31 December 2017, the strategic report, the directors’ report and the auditors’ report on the accounts.

Resolution 8 – Directors’ Remuneration Report

Shareholders are invited to cast their vote on the Directors’ Remuneration Report, in accordance with Section 439 of the Act. The Directors’ Remuneration Report is set out on pages 14 to [20 of the Company’s annual accounts and reports for the year ended 31 December 2017. The vote is advisory in nature and therefore no entitlement to remuneration is conditional on the passing of this resolution.

Resolution 9 – Directors’ Remuneration policy

In accordance with the requirements of the Act, as a company registered in England and Wales and listed on a recognised stock exchange (Nasdaq), the Company is required to establish a Directors’ Remuneration Policy containing a framework of limits within which the Remuneration Committee are authorised by shareholders to operate. This Remuneration Policy has to be annually disclosed within the Remuneration Report contained within the Company’s annual report, and this policy is required to be approved by shareholders at least every three years, by the passing of an ordinary resolution at the annual general meeting.

Shareholders are asked to approve the Directors’ Remuneration Policy which is set out in full on pages 21 to 25 of the Directors’ Remuneration Report. The vote on the Directors’ Remuneration Policy is binding in that, once the policy is approved, the Company will not be able to make a remuneration payment to a current or prospective director or a payment for loss of office to a current or past director, unless that payment is consistent with the policy or has been specifically approved by a resolution of the Company’s shareholders. If resolution 9 is passed, the Directors’ Remuneration Policy will take effect immediately.

Resolution 10 – Authority to allot shares

The directors may only allot shares or grant rights over shares if authorised to do so by shareholders.

The Board is seeking authority to allot shares in the Company or grant rights to subscribe for or to convert any security into shares in the Company up to an aggregate nominal amount of £640,000, such authority, unless previously revoked or varied by the Company, to expire at the conclusion of the annual general meeting or the Company to be held in 2019.

The Company, in common with other similar sized biopharmaceutical companies, intends to raise such additional funds as and when may be necessary to implement its business and operating plans. Failure to raise funds may delay research and development activities. In light of the Company’s size and status as a pre-revenue generating company, the Board believes that equity financings are an appropriate method to support any potential future funding requirements. The Company believes that in the event of an equity financing, having authority for the allotting or granting rights to subscribe for the Company’s shares without obtaining shareholders’ approval and the disapplication of pre-emption rights should allow the Company to raise funds more efficiently, on the best terms available and in a timely fashion.

Special Resolutions

Resolution 11 is a special resolution. This resolution will be passed if not less than 75% of the votes are cast in favour of it.

Resolution 11 – Disapplication of pre-emption rights

The Act requires that if the Company issues new shares or grants rights to subscribe for or to convert any security into shares for cash, or sells any treasury shares, it must first offer them to existing shareholders in proportion to their current holdings. In certain circumstances, it may be in the best interests of the Company to allot shares (or to grant rights over shares) for cash without first offering them proportionately to existing shareholders. This cannot be done under the Act unless the shareholders have first waived their pre-emption rights.

Therefore this resolution, which will be proposed as a special resolution subject to the passing of Resolution 10, seeks authority to enable the directors to allot equity securities without offering them first to existing shareholders in proportion to their current holdings up to an aggregate nominal amount of £640,000, being equal to approximately 50.3% of the Company’s issued share capital as at 24 May 2018 (being the latest practicable date prior to publication of this Notice).

Appendix: Directors’ Biographies

Isaac Cheng (Independent Non-Executive Director, appointed May 2017)

Isaac Cheng has served as a member of our board of directors since May 2017. Previously, he was a board member of Advanced Cell Diagnostics, Inc., and board observer of both Chimerix, Inc., and Argos Therapeutics, Inc.,

Committee Membership: Member of Audit Committee

External Appointments: Independent advisor at Morningside Technology Advisory LLC, Director of Cognoa, Inc.,Liquidia Technologies, Inc., ArtugenTherapeutics Limited, Amylyx Pharmaceuticals Inc. and K-Gen, Inc.

Martin Mellish (Independent Non-Executive Director, appointed December 2009)

Martin Mellish has served as a member of our board of directors since December 2009. Mr Mellish trained at Price Waterhouse Coopers. Since 1994 Mr Mellish has served as the Executive Director of Aspen Advisory Services Ltd, a London-based private investment office overseeing private and publicly traded investments in North America, Europe and Asia.

Committee Membership: Member of Audit Committee

External appointments: NXD of Kensington Green (Management) Limited, Levitronix Technologies LLC, Alturki Holding, Livercyte Limited, and Omnicyte Limited.

Adam George (Independent Non-Executive Director, appointed April 2018)

Adam George is UK Managing Director of GW Pharmaceuticals and also serves as Company Secretary. He is also Director of GW Pharma Limited, GW Research Limited and GWP Trustee Company Limited. Previously Mr George was GW Pharmaceutical’s CFO. He holds a BSc in Biology from Bristol University and is a chartered accountant.

Committee membership: Chair of Audit Committee

External appointments: As above

Cyrille Leperlier (Independent Non-Executive Director, appointed May 2018)

Dr Leperlier bring over 30 years of experience in the pharmaceutical and biotechnology industry. Most recently Dr Leperlier served as Senior Scientific Advisor for Sanofi’s Corporate Business Development and M&A Group. Prior to this Dr Leperlier served as Medical Director in Japan for Sanofi. He has a MD from University of Paris, and a Masters in Human Biology.

Committee membership: None

External appointments: None